EXHIBIT 99.1

Notice of Issue Price and Selling Price for Offering in Japan

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has determined matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

TOKYO, July 10, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", the "Company", "we") (Nasdaq:IIJI) (TSE:3774) today announces that it has determined the issue price and the selling price in relation to the issuance of new shares and the secondary offering of shares (secondary offering by way of over-allotment) resolved at the meeting of the Board of Directors held on July 2, 2013.

1. Issuance of New Shares by way of Primary Offering (Public Offering)
1.	Issue Price	JPY3,346 per share
2.	Total Amount of the Issue Price	JPY15,726,200,000
3.	Amount to be Paid	JPY3,208 per share
4.	Total Amount to be Paid	JPY15,077,600,000
5.	Amount of Increase in Stated Capital and Additional Paid-in Capital
	Amount of increase in stated capital	JPY7,538,800,000
	Amount of increase in additional paid-in capital	JPY7,538,800,000
6.	Subscription Period (in Japan)	Thursday, July 11, 2013 to Friday, July 12, 2013
7.	Payment Date (in Japan)	Thursday, July 18, 2013

Note: The underwriters will purchase shares for sale at the Amount to be Paid and offer shares at the Issue Price.

2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)
1.	Number of Shares to be Sold	700,000 shares
2.	Selling Price	JPY3,346 per share
3.	Total Amount of the Selling Price	JPY2,342,200,000
4.	Subscription Period (in Japan)	Thursday, July 11, 2013 to Friday, July 12, 2013
5.	Delivery Date (in Japan)	Friday, July 19, 2013

3. Issuance of New Shares by way of Third-Party Allotment (Issuance through Third-Party Allotment)
1.	Amount to be Paid	JPY3,208 per share
2.	Total Amount to be Paid	JPY2,245,600,000 (maximum)
3.	Amount of Increase in Stated Capital and Additional Paid-in Capital
	Amount of increase in stated capital	JPY1,122,800,000 (maximum)
	Amount of increase in additional paid-in capital	JPY1,122,800,000 (maximum)
4.	Subscription Period (Subscription Date) (in Japan)	Friday, August 2, 2013
5.	Payment Date (in Japan)	Monday, August 5, 2013
<For References>
1.	Calculation of Issue Price and Selling Price
	(i) Calculation Date (in Japan) and Price	Wednesday, July 10, 2013
JPY3,450
	(ii) Discount Rate	3.01%

2.	Syndicate Cover Transaction Period (in Japan)
Saturday, July 13, 2013 to Monday, July 29, 2013

3. Use of Proceeds
Out of proceeds from the Public Offering of new shares and the Issuance through Third-Party Allotment, which are estimated to be up to JPY17,223,200,000 in total, JPY10,122,000,000 is planned to be used for capital investment for the Network Services and Systems Integration business by the end of March 2015, JPY5,111,200,000 is planned to be used to repay debt for network equipment leased by the end of March 2013 and to be repaid by the end of March 2015 and JPY1,990,000,000 is planned to be used to repay debt to be repaid by August 2014. For more information, please refer to our press release entitled "Notice Concerning Issuance of New Shares and Secondary Offering of Shares in Japan" on July 2, 2013.

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has determined matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir